Orbital Corporation Limited ABN 32 009 344 058 4 Whipple Street, Balcatta, 6021 PO Box 901, Balcatta, 6914 Western Australia Ph +61 8 9441 2311 Fax: +61 8 9441 2133 Website: www.orbitalcorp.com.au

21 October 2009

The Manager

Company Announcements Office

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, Orbital Corporation Limited advises that all resolutions put at the Company’s Annual General Meeting held on 21 October 2009 were passed on a show of hands.

Details of the resolutions and the proxy voting in respect of each are as follows:

2.

That the Remuneration Report be adopted.

Total number of proxy votes exercisable by all proxies validly appointed

42,490,987

Total number of proxy votes which specified that:

The proxy is to vote for the resolution

31,544,621

The proxy is to vote against the resolution

5,820,695

The proxy is to abstain on the resolution

2,159,648

The proxy may vote at the proxy’s discretion

2,966,023

3.

That Mr W P Day be re-elected as a director of the Company.

Total number of proxy votes exercisable by all proxies validly appointed

42,468,063

Total number of proxy votes which specified that:

The proxy is to vote for the resolution

35,119,609

The proxy is to vote against the resolution

2,573,115

The proxy is to abstain on the resolution

1,760,480

The proxy may vote at the proxy’s discretion

3,014,859

4.

Acquisition of shares by the Managing Director / Chief Executive Officer under the Executive Long Term Share Plan and the Performance Rights Plan.

Total number of proxy votes exercisable by all proxies validly appointed

41,381,637

Total number of proxy votes which specified that:

The proxy is to vote for the resolution

28,732,375

The proxy is to vote against the resolution

9,113,007

The proxy is to abstain on the resolution

1,743,640

The proxy may vote at the proxy’s discretion

1,792,615

Yours faithfully

I G Veitch

Company Secretary